FOR IMMEDIATE RELEASE
---------------------

            CONOCO CANADA COMPLETES TENDER OFFER FOR GULF INDONESIA;
               ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD

Calgary, Canada and Jakarta, Indonesia, July 31, 2002 - Conoco Canada Resources Limited, a wholly owned subsidiary of Conoco Inc. (NYSE: COC), and Gulf Indonesia Resources Limited (NYSE: GRL) announced today that the subsequent offering period of Conoco Canada's tender offer (the "Offer") for all the outstanding shares of Gulf Indonesia not owned by Conoco Canada expired at 6:00 p.m. New York time on July 30, 2002.

During the subsequent offering period, 6,117,210 shares of Gulf Indonesia were tendered in the Offer and not properly withdrawn. The shares tendered during the subsequent offering period, together with the Gulf Indonesia shares purchased by Conoco Canada following the initial offering period, represent 97.1% of the total number of outstanding shares of Gulf Indonesia not owned by Conoco Canada.

Shareholders of Gulf Indonesia who tendered their shares during the subsequent offering period received the same U.S.$13.25 per share cash consideration paid to shareholders who tendered during the initial offering period.

All remaining shares of Gulf Indonesia not tendered into the Offer will be promptly acquired by Conoco Canada pursuant to a compulsory acquisition effected under the laws of New Brunswick, Canada. As a result of the compulsory acquisition, Gulf Indonesia will become a wholly owned subsidiary of Conoco Canada. Holders of shares of Gulf Indonesia who have not tendered their shares in the Offer will receive the same U.S.$13.25 per share in cash in the compulsory acquisition unless they exercise dissent rights.

JPMorgan and Merrill Lynch & Co. are acting as dealer-managers to Conoco and Conoco Canada in connection with this transaction. In addition, Innisfree M&A Incorporated is acting as information agent in connection with this transaction.

Gulf Indonesia Resources Limited, headquartered in Jakarta, Indonesia, is an upstream oil and gas company.

Conoco Canada Resources Limited is a Canadian based exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador.

Conoco Inc. is a major, integrated energy company active in more than 40 countries.

                                     -more-

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CONTACTS FOR CONOCO CANADA                          CONTACTS FOR GULF INDONESIA

Investors:                                          Glen Valk
Joele Frank / Jeremy Jacobs                         Gulf Indonesia
Joele Frank, Wilkinson Brimmer Katcher              +62 21 575-4146
(212) 355-4449
                                                    James Brown
Media:                                              Gulf Indonesia
Caroline Churchill                                  +65 9782-3323
Conoco
(281) 293-4290

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